South American Gold Corp.
3645 East Main Street, Suite 119
Richmond, Indiana  47374
(765) 356-9726

March 26, 2012

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4628
Washington, DC 20549
Attn: Brian McAllister

Re:          South American Gold Corp.
Form 10-K for the Year Ended June 30, 2011
Filed October 17, 2011
Form 10-Q for the Fiscal Quarter Ended December 31, 2011
Filed February 17, 2012
File No. 000-52156

Dear Mr. McAllister:

Per the exchange of correspondence between yourself and our counsel, South American Gold Corp. (the “Company”) will need additional time to respond to your comment letter.

The Company anticipates that it will be able to fully respond to your comment letter on or before April 6, 2012 and respectfully requests from the United States Securities and Exchange Commission an extension of time to enable to Company to respond within this time period.

Sincerely,

SOUTH AMERICAN GOLD CORP.

/s/  Raymond DeMotte
      Raymond DeMotte, CEO